EDGAR submission type: RW

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-8626

Re: Registration Statement on Form 10-12G (File No. 000-54143) of Bell Research Companies, Inc. CIK: 0001501812

Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bell Research Companies, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form 10-12G (File No.000-54143) together with all exhibits thereto, initially filed on October 7, 2010 (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement in order to make corrections to the Registration Statement and plans to re-file the Registration Statement on Form 10 as a new document. The Company believes the withdrawal is in the best interests of the Company´s stockholders and is consistent with the public interest and protection of investors. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at 229-391-6039.

Sincerely,

Bell research Companies, Inc.

/s/J.C. Bell

J.C. Bell, CEO

Bell Research Companies, Inc.

P.O. Box 943

Tifton, GA 31793

229/387-7238